UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number of Issuing Entity: 333-208659-01

Central Index Key of Issuing Entity: 0001683170

USAA Auto Owner Trust 2016-1

(Exact name of issuing entity as specified in its charter)

Commission File Number of Registrant: 333-208659

Central Index Key of Registrant: 0001178049

USAA Acceptance, LLC

(Exact name of registrant as specified in its charter)

Central Index Key of Sponsor: 0000908392

USAA Federal Savings Bank

(Exact name of sponsor as specified in its charter)

10750 McDermott Freeway

San Antonio, Texas 78288

(210) 456 2220

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

0.68000% Asset Backed Notes, Class A-1

1.07% Asset Backed Notes, Class A-2

1.20% Asset Backed Notes, Class A-3

1.39% Asset Backed Notes, Class A-4

1.82% Asset Backed Notes, Class B

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☒

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of the Securities Exchange Act of 1934 USAA Auto Owner Trust 2016-1, as issuing entity, and USAA Acceptance, LLC, as registrant, have caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

USAA AUTO OWNER TRUST 2016-1, as issuing entity

By:	USAA Federal Savings Bank as administrator

By:	/s/ Thomas Cianelli
Name:	Thomas Cianelli
Title:	Senior Vice President

USAA ACCEPTANCE, LLC, as registrant

By:	/s/ Brett Seybold
Name:	Brett Seybold
Title:	President, Treasurer

October 17, 2019